UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1
to
SCHEDULE 13D
Under the Securities Exchange Act of 1934

ORBITAL TRACKING CORP.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

68558X 100
(CUSIP Number)

Glenn Kesner
101 Middlesex Turnpike, Suite 6
Burlington, Massachusetts 01803
  Telephone: (646) 820-5493
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

July 24, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Name of Reporting Person

Glenn Kesner

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)           □
(b)           □

3.	SEC Use Only

4.	Source of Funds (See Instructions)

OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) □

6.	Citizenship or Place of Organization

    USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 20,000
	8.	Shared Voting Power 1,466 (1)
	9.	Sole Dispositive Power 20,000
	10.	Shared Dispositive Power 1,466 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

21,466 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11)

0.19% (2)

14.	Type of Reporting Person (See Instructions)

IN

(1)
Includes 1,466 shares of common stock held by Auracana LLC (“Auracana”).  Mr. Kesner, as the President and sole owner of Auracana, has sole voting and dispositive power over securities of the Company held by Auracana.

(2)	Based on 11,418,172 shares outstanding as of July 27, 2015.

1.	Names of Reporting Persons

Auracana LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)           □
(b)           □

3.	SEC Use Only

4.	Source of Funds (See Instructions)

OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) □

6.	Citizenship or Place of Organization

Massachusetts

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,466 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,466 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

1,466 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11)

0.01% (2)

14.	Type of Reporting Person (See Instructions)

OO

(1)	Includes 1,466 shares of common stock held by Auracana. Mr. Kesner, as the President and sole owner of Auracana, has sole voting and dispositive power over securities of the Company held by Auracana
(2)	Based on 11,418,172 shares outstanding as of July 27, 2015.

Item 1.	Security and Issuer

This Schedule 13D relates to shares of the common stock, $.0001 par value per share, of Orbital Tracking Corp., a Nevada corporation (the "Issuer"). The address of the principal executive office of the Issuer is 18851 N.E. 29th Ave., Suite 700Aventura, Florida 33180.

Item 2.	Identity and Background

	(a)	This statement is being filed by Glenn Kesner and Auracana (each, a “Reporting Person” and collectively, the “Reporting Persons”).

	(b)	The Reporting Persons’ business address is 101 Middlesex Turnpike, #312, Burlington, Massachusetts 01803.

	(c)	Mr. Kesner is the President and sole owner of Auracana, a branding and marketing company.

	(d)	During the last five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five years, the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

	(f)	United States of America/Massachusetts

Item 3.	Source and Amount of Funds or Other Consideration

Pursuant to a securities purchase transaction that closed on February 5, 2010, (i) Auracana purchased 1,500,000 shares of Series D Convertible Preferred Stock (the “EET Series D Preferred Stock”) of Eclips Energy Technologies, Inc., a Florida corporation and the Company's predecessor ("EET") and (ii) other purchasers purchased 50,000,000 shares of EET common stock.  Upon the closing of the transaction, a change of control occurred in which Auracana effectively had control of EET through the exercise of the voting rights attributable to the voting power of the EET Series D Preferred Stock because each share of EET Series D Preferred Stock was entitled to 500 votes per share.

On April 20, 2010, Auracana's EET Series D Preferred Stock was converted into 3,000,000 shares of Series A Convertible Preferred Stock (the “EMT Series A Preferred Stock”) of EClips Media Technologies, Inc., a Delaware corporation and the Company’s predecessor (“EMT”), in connection with EET’s merger with and into EMT, with EMT as the surviving corporation.  Upon the closing of the merger, a change of control occurred in which Auracana effectively had control of EMT through the exercise of the voting rights attributable to the voting power of the EMT Series A Preferred Stock because each share of EMT Series A Preferred Stock was entitled to 250 votes.    The holders of the EMT Series A Preferred Stock were entitled to 250 votes per share.

On January 10, 2011, Auracana was issued 219,863 shares of common stock of EMT (the “EMT Common Stock”) as compensation for Mr. Kesner’s services as a director.  On May 2, 2011, Mr. Kesner resigned from all officer and director positions.  On January 21, 2014 Mr. Kesner was appointed Secretary of the Company.

On March 28, 2014, in connection with EMT’s merger with and into its former subsidiary Great West Resources, Inc. (“GWR”) with GWR surviving (the “GWR Merger”), each issued and outstanding share of Auracana’s EMT Common Stock was converted into 1/150th shares of the Company’s stock, for a total of 1,466 issued and outstanding shares of common stock.

On March 28, 2014, in connection with the GWR Merger, each issued and outstanding share of Mr. Kesner’s EMT Series A Preferred Stock was converted into 1/150th shares of the Company’s Series A Preferred Stock, for a total of 20,000 issued and outstanding shares of Series A Preferred Stock.   The holders of the Series A Preferred Stock are entitled to 250 votes per share.

On July 24, 2015, Mr. Kesner converted 20,000 shares of Series A Preferred Stock into 20,000 shares of common stock.  Immediately prior to the conversion Mr. Kesner had voting power over 30.96% of the Company’s common stock through his ownership of the Series A Preferred Stock.  Following this conversion Mr. Kesner has voting and dispositive power over 0.19% of the Company’s common stock.

Item 4.	Purpose of Transaction

All of the Issuer’s securities owned by the Reporting Persons have been acquired for investment purposes only.  Except as set forth above, the Reporting Persons have no present plans or proposals that relate to or would result in any of the actions required to be described in subsections (a) through (j) of Item 4 of Schedule 13D.  The Reporting Persons may, at any time, review or reconsider their positions with respect to the Issuer and formulate plans or proposals with respect to any of such matters, but have no present intention of doing so.

Item 5.	Interest in Securities of the Issuer

(a)	As of the date hereof, the Reporting Persons beneficially own 21,466 shares of the Issuer’s common stock, which represents approximately 0.19% of the Issuer’s common stock.

(b)
Mr. Kesner has sole voting and dispositive power over 20,000 shares of common stock and shared voting and dispositive power over 1,466 shares of common stock.  Auracana has shared voting and dispositive power over 1,466 shares of common stock.

(c)	On July 24, 2015 Mr. Kesner converted 20,000 shares of Series A Preferred Stock into 20,000 shares of Series A Common Stock.

(d)
To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of the 21,466 shares of common stock reported in Item 5(a).

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than the relationship between the Reporting Persons as described above under Item 2 above and below in this Item 6, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to any securities of the Company.

On January 21, 2014, the Company entered into a securities purchase agreement with Auracana pursuant to which it sold to Auracana its wholly owned subsidiaries H-Hybrid Technologies, Inc., a Florida corporation, and RZ Acquisition Corp., a New York corporation, for a purchase price of $1.00 as partial compensation for Mr. Kesner’s prior services as an officer and director during the fiscal years ending December 31, 2010 and 2011.  The terms and purchase price were not based upon an arm’s length negotiation and were determined arbitrarily in order to dispose of such businesses in connection with the plans to enter into the potash business, which was subsequently abandoned by the Company.  Also on such date the Company entered into a consulting agreement with Mr. Kesner pursuant to which he agreed to provide administrative and management services to the Company for compensation of $7,500 per month and reimbursement for the cost of group family health insurance.  On October 15, 2014, Mr. Kesner resigned as Secretary of the Company and entered into a separation agreement with the Company pursuant to which, in exchange for a release of all claims against the Company, he received a one-time severance payment of $5,000.

Item 7.	Material to Be Filed as Exhibits

Joint filing agreement with Auracana.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 5, 2015	/s/ Glenn Kesner
Glenn Kesner

EXHIBIT INDEX

Exhibit Number	Description
99.1	Joint Filing Agreement with Auracana LLC